UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 2*

AST SpaceMobile, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

00217D100
(CUSIP Number)

Rakuten Mobile, Inc.

Rakuten Crimson House

1-14-1 Tamagawa, Setagaya-Ku

Tokyo 158-0094 Japan

+81-50-5817-1140

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00217D100	13D

1	Names of Reporting Persons Rakuten Mobile USA Service Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 28,520,155 (1) (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,520,155 (1) (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,520,155 (1) (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented in Row (11) 35.53% (2)
14	Type of Reporting Person CO

(1)	Comprised of (i) 28,520,155 common units (the “AST Common Units”) of AST & Science LLC (“AST”). In addition, the Reporting Person beneficially owns 28,520,155 shares of Class B Common Stock of the AST SpaceMobile, Inc. (the “Issuer”) (the “Class B Common Stock”). Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. From and after April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume (i) 51,729,704 shares of Class A Common Stock outstanding as of November 15, 2021, as reported on Form 10-Q filed by the Issuer on November 15, 2021 (the “Form 10-Q”), and (ii) the 28,520,155 shares of Class A Common Stock that Reporting Person is eligible to convert its AST Common Units into as discussed in this Schedule 13D are issued and outstanding.

CUSIP No. 00217D100	13D

1	Names of Reporting Persons Rakuten Mobile, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,500,000 (1) (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,500,000 (1) (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 (1) (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented in Row (11) 4.83% (2)
14	Type of Reporting Person CO

(1)	Comprised of 2,500,000 Shares of Class A Common Stock of the Issuer.

As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume 51,729,704 shares of Class A Common Stock outstanding as of November 15, 2021, as reported on the Form 10-Q.

CUSIP No. 00217D100	13D

1	Names of Reporting Persons Rakuten Group, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shares Voting Power 31,020,155 (1) (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 31,020,155 (1) (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,020,155 (1) (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented in Row (11) 38.64% (2)
14	Type of Reporting Person CO

(1)	Comprised of (i) 2,500,000 shares of Class A Common Stock of the Issuer and (ii) 28,520,155 AST Common Units. In addition, the Reporting Person beneficially own 28,520,155 shares of Class B Common Stock of the Issuer. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. From and after April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume (i) 51,729,704 shares of Class A Common Stock outstanding as of November 15, 2021, as reported on the Form 10-Q, and (ii) the 28,520,155 shares of Class A Common Stock that Reporting Person is eligible to convert its AST Common Units into as discussed in this Schedule 13D are issued and outstanding.

CUSIP No. 00217D100	13D

This Amendment No. 2 (the “Amendment”) amends the statement on Schedule 13D originally filed by Rakuten Mobile USA Service Inc., a corporation formed under the laws of Delaware (“Rakuten USA Service”), Rakuten Symphony Singapore PTE LTD, an entity formed under the laws of Singapore (“Rakuten Symphony Singapore”), Rakuten Mobile, Inc. (“Rakuten Mobile”), a corporation formed under the laws of Japan, “), and Rakuten Group, Inc. (“Rakuten Group”), a corporation formed under the laws of Japan (collectively, the “Reporting Persons”) on April 16, 2021 as amended by Amendment No. 1 to the Schedule 13D filed on November 26, 2021 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Share Purchase Agreement

Pursuant to a share purchase agreement, Rakuten Mobile purchased all shares in Rakuten USA Service owned by Rakuten Symphony Singapore. Rakuten Symphony Singapore is a direct wholly owned subsidiary of Rakuten Mobile, and Rakuten Mobile is a direct wholly-owned subsidiary of Rakuten Group, and therefore all of the Reporting Persons are direct or indirect subsidiaries and parents of each other and all are part of the Rakuten group of companies. Prior to November 15, 2021 Rakuten Symphony Singapore was the sole stockholder of Rakuten USA Service, and held an aggregate of 1,000 fully paid and non-assessable shares of common stock, par value $0.001 per share, representing all of the issued and outstanding shares of capital stock of Rakuten USA Service.

Other than as described above, the Reporting Persons, and to the Reporting Person’s knowledge, the persons set forth on Schedule A to the Schedule 13D, do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities for the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

(a) – (b)

●	Amount beneficially owned: 31,020,155 shares of Class A Common Stock, comprised of 2,500,000 shares of Class A Common Stock and 28,520,155 shares of Class B Common Stock and AST Common Units. As described above, each AST Common Unit, together with the forfeit of a share of Class B Common Stock, may be exchanged for a share of Class A Common Stock (or, under certain circumstances, from and after April 6, 2022).

●	Percent of Class: 38.64%

●	Number of shares the Reporting Persons have:

o	Sole power to vote or direct the vote: 0

o	Shared power to vote: 31,020,155 shares of Class A Common Stock, comprised of 2,500,000 shares of Class A Common Stock and 28,520,155 shares of Class B Common Stock and AST Common Units. As described above, each AST Common Unit, together with the forfeit of a share of Class B Common Stock, may be exchanged for a share of Class A Common Stock (or, under certain circumstances, from and after April 6, 2022).

o	Sole power to dispose or direct the disposition of: 0

o	Shared power to dispose or direct the disposition of: 31,020,155 shares of Class A Common Stock, comprised of 2,500,000 shares of Class A Common Stock and 28,520,155 shares of Class B Common Stock and AST Common Units. As described above, each AST Common Unit, together with the forfeit of a share of Class B Common Stock, may be exchanged for a share of Class A Common Stock (or, under certain circumstances, from and after April 6, 2022).

(c)	Except as described in this Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 00217D100	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2021

Rakuten Mobile USA Service Inc.

By:	/s/ Kaname Sueyoshi
Name:	Kaname Sueyoshi
Title:	CEO

Rakuten Mobile, Inc.

By:	/s/ Yoshihisa Yamada
Name:	Yoshihisa Yamada
Title:	Authorized Person

Rakuten Group, Inc.

By:	/s/ Hiroshi Mikitani
Name:	Hiroshi Mikitani
Title:	Representative Director

CUSIP No. 00217D100	13D

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF RAKUTEN GROUP, INC.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.

Directors:

Name	Present Principal Occupation of Employment	Present Business Address	Citizenship
Hiroshi Mikitani	Representative Director, Chairman, President and CEO	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Masayuki Hosaka	Representative Director and Vice Chairman	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Charles B. Baxter	Director	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	United States of America
Kentaro Hyakuno	Director, Group Executive Vice President, Chief Operating Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Ken Kutaragi	Director	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Sarah J.M. Whitley	Director	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	United Kingdom
Takashi Mitachi	Director	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Jun Murai	Director	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
John V. Roos	Director	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	United States of America

Non-Director Executives:

Name	Present Principal Occupation of Employment	Present Business Address	Citizenship
Yoshihisa Yamada	Group Executive Vice President, President of Communications & Energy Company	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Yasufumi Hiari	Group Executive Vice President, Chief Information Officer, Chief Information Security Officer, Senior Vice President of Communications and Energy Company, Chief Technology Officer of FinTech Group Company	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Makoto Arima	Group Executive Vice President, CRO (Chief Revenue Officer), President of Ad & Marketing Company, Senior Director of Marketing Division, Senior Director of Technology Division	Futako Tamagawa Rise Office 2-21-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan”	Japan
Kazunori Takeda	Group Executive Vice President, President of Commerce Company	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan

CUSIP No. 00217D100	13D

Kenji Hirose	Group Executive Vice President, Chief Financial Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Tareq Amin	Group Executive Vice President, Chief Technology Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	United States of America
Masatada Kobayashi	Group Managing Executive Officer, Chief Well-Being Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Koji Ando	Group Managing Executive Officer, Senior Director of Group Company Division, Senior Vice President of Investment & Incubation Company, Office Manager of CEO Office	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Yuji Kusunoki	Group Managing Executive Officer, Representative Director, President of Rakuten Securities, Inc.	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Terje Marthinussen	Group Managing Executive Officer, CAO (Chief Architecture Officer) of Technology Platforms Division	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Norway
Hiroyuki Nagai	Group Managing Executive Officer, Representative Director and President of Rakuten Bank, Ltd.	Shinjuku East Side Square, 6-27-30 Shinjuku, Shinjuku-Ku, Tokyo 160-0022 Japan”	Japan
Hiroshi Takasawa	Group Managing Executive Officer, President of Investment & Incubation Company Head of Asia RHQ	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Naho Kono	Group Managing Executive Officer, Chief Marketing Officer, Senior Vice President of Commerce Company	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Takuya Kitagawa	Group Managing Executive Officer, Chief Data Officer of Technology Services Division	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Koichi Nakamura	Group Managing Executive Officer, Representative Director of Rakuten Payment, Inc.	Shinjuku East Side Square, 6-27-30 Shinjuku, Shinjuku-Ku, Tokyo 160-0022 Japan”	Japan
Kazuhiko Kasahara	Group Managing Executive Officer, Director and Executive Vice President of Rakuten Payment, Inc.	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Shunsuke Yazawa	Group Managing Executive Officer, Representative Director and Executive Vice President, Rakuten Mobile, Inc.	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Hiroto Furuhashi	Group Managing Executive Officer, Executive Officer, Rakuten Mobile, Inc.	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Tomotaka Torin	Senior Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Akihito Kurozumi	Senior Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Michael Tamblyn	Senior Executive Officer	135 Liberty Street, Suite 101, Toronto, Ontario, M6K 1A7, Canada	Canada
Kuniaki Matsumura	Senior Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan

CUSIP No. 00217D100	13D

Amit Patel	Senior Executive Officer	Rakuten Crimson House West 800 Concar Drive., San Mateo, California, 94402, U.S.A.	United States of America
Akihito Nohara	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Kei Wada	Executive Officer	Shinjuku East Side Square, 6-27-30 Shinjuku, Shinjuku-Ku, Tokyo 160-0022 Japan	Japan
Satoshi Seki	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Naoki Mizuguchi	Executive Officer	Shinjuku East Side Square, 6-27-30 Shinjuku, Shinjuku-Ku, Tokyo 160-0022 Japan	Japan
Makoto Watanabe	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Takao Shiono	Executive Officer	Rakuten Crimson House Aoyama, 2-6-21 Minami-Aoyama Minato-Ku, Tokyo 107-0062 Japan	Japan
Kaoru Tanaka	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Miki Kimura	Executive Officer	FORECAST Shinagawa 1-20-9 Kitashinagawa, Shinagawa-Ku, Tokyo 140-0001 Japan	Japan
Yozo Tachibana	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Yoshinari Fukumoto	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Naojiro Hisada	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Shunsuke Hoshino	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Teruji Hoshino	Executive Officer	Rakuten Crimson House Singapore 138 Market Street, #32-01, CapitaGreen, Singapore 048946	Japan
Fernando Paulo	Executive Officer	Shinjuku East Side Square, 6-27-30 Shinjuku, Shinjuku-Ku, Tokyo 160-0022 Japan	United States of America
Rohit Dewan	Executive Officer	Rakuten Crimson House West 800 Concar Drive., San Mateo, California, 94402, U.S.A.	United States of America
Hideki Hirata	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Keisuke Ichihara	Executive Officer	Rakuten Crimson House Aoyama, 2-6-21 Minami-Aoyama Minato-Ku, Tokyo 107-0062 Japan	Japan

CUSIP No. 00217D100	13D

Sae Min Ahn	Executive Officer	Rakuten Crimson House Singapore 138 Market Street, #32-01, CapitaGreen, Singapore 048946	Republic of Korea
Shigenobu Kobayashi	Executive Officer	Shinjuku East Side Square, 6-27-30 Shinjuku, Shinjuku-Ku, Tokyo 160-0022 Japan	Japan
Oskar Miel	Executive Officer	Rakuten Crimson House Singapore 138 Market Street, #32-01, CapitaGreen, Singapore 048946	Spain
Yuzo Hashiya	Executive Officer	Shinjuku East Side Square, 6-27-30 Shinjuku, Shinjuku-ku, Tokyo 160-0022 Japan	Japan
Ryo Matsumura	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Yoshiyuki Takano	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Noriaki Komori	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Yusuke Kobayashi	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Toshihiko Otsuka	Executive Officer	2, Rue du Fosse, L-1536, Luxembourg	Japan
Kiichi Sorimachi	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Shunsuke Konno	Executive Officer	Futako Tamagawa Rise Office 2-21-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Yosuke Komeda	Executive Officer	Rakuten Life Park Miyagi 2-11-6 Miyagino, Miyagino-Ku, Sendai, Miyagi 983-0045 Japan	Japan
Shinji Kimura	Executive Officer	Rakuten Crimson House West 800 Concar Drive., San Mateo, California, 94402, U.S.A.	Japan
Nick Stamos	Executive Officer	Rakuten Crimson House West 800 Concar Drive., San Mateo, California, 94402, U.S.A.	United States of America
Atsushi Tamura	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Adrienne Down Coulson	Executive Officer	Rakuten Crimson House West 800 Concar Drive., San Mateo, California, 94402, U.S.A.	Canada
Kyoko Altman	Executive Officer	Rakuten Crimson House West 800 Concar Drive., San Mateo, California, 94402, U.S.A.	United States of America
Yui Ono	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan